The Benchmark Company, LLC

150 E 58th Street, 17th floor

New York, NY 10155

Dawson James Securities, Inc.

1 North Federal Highway, 5th Floor

Boca Raton, FL 33432

February 12, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         Biofrontera AG (the “Company”)

Registration Statement on Form F-1

File No. 333-222546

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as underwriter of the proposed offering, hereby joins the request of Biofrontera AG that the effective date of the above-referenced Registration Statement on Form F-1 be declared effective at 4:30 p.m. (Washington, D.C. time) on Tuesday, February 13, 2018, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between February 11, 2018 and the date hereof, approximately 2,000 copies of the preliminary prospectus dated February 12, 2018 were distributed to underwriters, dealers, institutions and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

The Benchmark Company, LLC

By:          /s/ John J. Borer

Name:      John J. Borer

Title:        Senior Managing Director

Dawson James Securities, Inc.

By:           /s/ Robert D. Keyser, Jr.

Name:       Robert D. Keyser, Jr.

Title:         Chief Executive Officer